Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Fiscal Year Ended September 30,
	2016	2015	2014	2013	2012
Earnings:
Total earnings from continuing operations	$586,414	$447,200	$306,910	$302,789	$324,969
Income tax provision	181,702	189,600	141,600	145,700	162,900

Pre Tax Earnings	768,116	636,800	448,510	448,489	487,869

Fixed charges:
Interest charges	483,850	418,785	347,688	270,685	211,906
Interest factor of operating rents	6,039	4,631	3,979	3,026	2,602

Total fixed charges	489,889	423,416	351,667	273,711	214,508

Earnings as adjusted	$1,258,005	$1,060,216	$800,177	$722,200	$702,377

Ratio of earnings to fixed charges(1)	2.6	2.5	2.3	2.6	3.3

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.